UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reports Q4 2022 and FY 2022 Results

ZENVIA Reports Q4 & FY 2022 Results(1)

Best quarterly profitability metrics recorded since IPO, including EBITDA(2) above guidance, attesting the correct strategic path towards sustainable profit

São Paulo, April 4, 2023 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America empowering companies to transform their customer journeys, today reported its operational and financial metrics for the fourth quarter and full year of 2022.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “In 2022 we focused on integrating our recent acquisitions. We ended the year by integrating the teams of three out of the four companies. This means we are now ready to explore all the synergies of offering the most comprehensive CX SaaS platform in Latin America through a full suite of products – Attraction, Conversion, Service and Success. We are also at the dawn of a new era, one where generative AI will drive massive opportunities in the CX SaaS industry, allowing hyper-personalization, behavioral prediction and actionable insights. It is a brand-new world for CX and we are very excited to be a leading player in it.”

Shay Chor, CFO & IRO of ZENVIA, said: “We are proud to announce that our operational and financial metrics for the fourth quarter and full year of 2022 were ahead of our expectations on profitability, with EBITDA above our annual guidance range. Our SaaS business, which carries a higher margin, continued to be our growth engine, leading Gross Margin to expand 12 percentage points to 44%. Our Normalized EBITDA reached BRL 23.5 million in full year, with BRL 23.0 million recorded in Q4 alone. This strong performance in Q4 profitability is a direct result of the adjustments we made to our cost structure, coupled with our focus on pursuing profitable revenue. It also puts us in a strong entry rate for 2023, a year in which we will start reaping the benefits of Sirena, D1 and Movidesk integrations.”

Key Financial Metrics	Q4 2022	Q4 2021	YoY	FY 2022	FY 2021	YoY
Total Customers	13,336	11,827	12.8%	13,336	11,827	12.8%
Net Revenues (BRL MM)	174.9	190.3	-8.1%	756.7	612.3	23.6%
Non-GAAP Gross Profit (BRL MM)	102.5	62.1	65.1%	332.9	197.9	68.2%
Non-GAAP Gross Margin	58.6%	32.6%	26.0p.p.	44.0%	32.3%	11.7p.p.
Normalized EBITDA(2) (BRL MM)	23.0	-3.1	n.m.	23.5	1.0	n.m.

(1) The selected financial information presented in this report are preliminary, unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2022 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F

(2) Normalized EBITDA, excludes non-cash impacts from earn-outs adjustments and goodwill impairment. Please refer to our Financial Statement for EBITDA reconciliation

Financial Highlights Q4 2022

●	Net Revenues down 8.1% YoY to BRL 174.9 million, mainly from lower SMS volumes given our focus on profitability in the CPaaS segment
●	Non-GAAP Gross Profit of BRL 102.5 million, up 65.1% YoY, with non-GAAP Gross Margin expanding 26.0 p.p. to 58.6% due to a better revenue mix combined with better margins across all segments
●	Total number of active customers increased 12.8% to 13.4k, including 6.2k from SaaS and 7.5k in CPaaS, compared to 11.8k in Q4 2021
●	Cost-cutting initiatives totaling circa BRL 70 million in annualized savings: downsizing Zenvia’s workforce by 9% announced in November, acceleration of Movidesk integration, and other cost-cutting actions, including non-personnel G&A
●	Operating Cash Flow of BRL 27.3 million reflects solid EBITDA generation and strict working capital management

Platform for unified end-to-end customer experience

Reports Q4 2022 and FY 2022 Results

Financial Highlights FY 2022

●	Net Revenues rose 23.6% YoY to BRL 756.7 million, mainly due to BRL 156.0 million coming from the sum of our acquired Companies - Movidesk, D1 and SenseData -, an increase of BRL 114.5 million compared to 2021
●	SaaS Net Revenues totaled BRL 260.6 million, while CPaaS Net Revenues totaled BRL 496.2 million
●	SaaS Net Revenue Expansion (NRE) of 124%, with an Annualized Recurring Revenue (ARR) of BRL 239.0 million in December
●	Non-GAAP Gross Profit totaled BRL 332.9 million, up 68.2% YoY, with Non-GAAP Gross Margin expanding almost 12.0 p.p. to 44.0%
●	SaaS non-GAAP Gross Margin reached 68.2%, while non-GAAP CPaaS Gross Margin was 31.0%
●	Positive EBITDA(2) of BRL 23.5 million

(2) Refers to Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments and goodwill impairment. Please refer to our Financial Statement for EBITDA reconciliation

Subsequent Events

●	On January 18, 2023, Zenvia achieved industry-leading security standards with ISO 27001 certification, an international benchmark for information security management. The recognition from ISO confirms Zenvia’s focus on data privacy and security management, assuring that client data and information is held under the strictest security protocols.
●	On February 13, 2023, Zenvia launched the integration of ChatGPT to its mass texting service solution. Zenvia Attraction can now provide increasingly personalized and efficient suggestions in the message elaboration process. This integration offers a new layer of personalization and efficiency in communication campaigns, with GPT-3’s capabilities enhancing the quality and assertiveness of the messages sent. Further, with GPT-3, Zenvia Attraction will be able to automatically generate texts, helping Zenvia’s clients save even more time and energy and representing impressive gains of scale.

Our Segments

We report Revenue and non-GAAP Gross Profit broken down by SaaS and CPaaS since Q2 2022. We believe this is the best way for all stakeholders to understand our business and growth levers.

SaaS Business

SaaS Key Operational & Financial Metrics	Q4 2022	FY 2022
Total Customers	6,231	6,231
Net Revenues (BRL MM)	72.1	260.6
Non-GAAP Gross Profit (BRL MM)	50.8	177.6
Non-GAAP Gross Margin	70.5%	68.2%
Net Revenue Expansion (NRE)	124%	124%

Our SaaS business net revenues were stable during Q4 2022 when compared to Q3 2022, amounting to BRL 72.1 million, out of which BRL 59.8 million was recurring-based. In December, the annualized recurring revenue (ARR) of our SaaS business reached BRL 239.0 million.Non-GAAP Gross Profit for the quarter increased 2.9% sequentially. Our FY 2022 SaaS revenues reached BRL 260.6 million, with a non-GAAP Gross Margin of 68.2%. Net Revenue Expansion (NRE) totaled 124% compared to 123% in Q3 2022.

Platform for unified end-to-end customer experience

Reports Q4 2022 and FY 2022 Results

SaaS Case Study
Digitalizing the commercial area's service was a challenge for Plural Saúde, a Brazilian healthcare plan provider. Once the company decided to rely on technology to change the way it operated, Plural included as part of its salespeople's routine a software that manages sales via WhatsApp, one of the communication channels with more active users in Brazil, using Zenvia's technology.

"Among so many options in the market, we chose one that had an easy interface, that could be easily understood by the sales team, not only by IT technicians. Besides the friendly layout, it could be totally customized to meet our needs, providing all the metrics we needed. Another aspect is that the platform provided a mobile version, through which our brokers could serve our clients both in person and remotely."

Fabio Lapolli,
Head of Marketing at Plural

With the solution customized for its business, Plural has made customer service more agile, increasing conversion by 30% and expanding sales in all regions it serves. The project was developed well before the pandemic, in early 2020, as part of Plural's needs to modernize its sales process. The growth in the use of WhatsApp motivated the company to seek tools that could manage the service at scale, facilitating the organization of its sales team and the flow with customers and prospects. Within a year, the company was able to double its client portfolio and showed that the team was on the right path to consolidate the brand, making it more competitive in the market.

CPaaS Business

CPaaS Key Operational & Financial Metrics	Q4 2022	FY 2022
Total Customers	7,505	7,505
Net Revenues (BRL MM)	102.8	496.2
Non-GAAP Gross Profit (BRL MM)	51.6	153.6
Non-GAAP Gross Margin	50.2%	31.0%

Our CPaaS business reported net revenues of BRL 102.8 million in 4Q 2022 while FY 2022 revenues reached BRL 496.2 million, with non-GAAP Gross Margins of 50.2% and 31.0%, respectively - a direct result of our focus on profitability in the year.

We saw an increased competitive environment throughout the year in the CPaaS business, leading to strong pricing pressure. Given our leadership position and our focus on EBITDA and cash generation, we have been able to positively manage the volume decline with a profitable expansion, delivering a solid 40.7% sequential increase in non-GAAP Gross Profit, which totaled BRL 51.6 million in Q4 2022 compared to BRL 36.7 million in Q3 2022. This was especially true in 4Q22, which is typically a quarter with higher volumes and lower margins, given the retail holidays of Black Friday and Christmas. This year we registered lower volumes and higher margins. We expect that in 2023 we will continue to pursue this balance to maximize gross profit.

Platform for unified end-to-end customer experience

Reports Q4 2022 and FY 2022 Results

Consolidated Financial Results

Revenue

Consolidated Revenue in Q4 2022 totaled BRL 174.9 million, down 8.1% YoY, mainly reflecting the drop in CPaaS revenues related to our pursuit of higher gross margins.

Our FY 2022 revenues, that fully consolidate D1 and SenseData and consider eight months of Movidesk, totaled BRL 756.7 million (+23.6%). This increase is mainly due to the contribution from these acquired companies.

FY 2021 revenues only consolidated four months of D1, two months of SenseData and zero revenue from Movidesk, which contributed a combined BRL 41.5 million during that period. These three acquired companies jointly contributed BRL 156.0 million to our consolidated net revenues in FY 2022,  an increase of BRL 114.5 million, reinforcing Zenvia’s strategy to focus on higher-margin SaaS services and improved revenue mix. The organic growth, in turn, was 5%.

Profitability

Non-GAAP Gross Profit increased 65.1% in the quarter to BRL 102.5 million, reflecting the strong margin expansion in both SaaS and CPaaS and improved revenue mix, while non-GAAP Gross Margin expanded to 58.6% from 32.6% in Q4 2021. Sequentially, non-GAAP Gross Margin was up almost 11 p.p. due to the better mix of SaaS services coupled with better margins in CPaaS.

For FY 2022, Non-GAAP Gross Profit rose 68.2% to BRL 332.9 million, while non-GAAP Gross Margin expanded to 44.0% from 32.3% in FY 2021.

The BRL 5 million severance cost impact from the downsizing announced in November was recorded in our Q4 2022 EBITDA. The downsizing and other cost cutting initiatives are expected to represent BRL 70 million in reduced costs on an annualized basis as of FY 2023.

Normalized EBITDA in Q4 2022 was positive BRL 23.0 million. This number excludes non-cash expenses related to recognition of future payments of Movidesk and SenseData’s earn-outs. Including this non-cash effect, Adjusted EBITDA for the quarter was negative BRL 52.3 million. In the full year, our Normalized EBITDA was positive BRL 23.5 million, while Adjusted EBITDA including non-cash expenses related to earn-outs was negative BRL 77.3 million.

The strong non-GAAP Gross Margin expansion and positive Normalized EBITDA both in the quarter and year reflect our focus on strict cost control, profitability, and cash preservation. The initiatives to increase profitability include optimizing processes to reduce personnel expenses and cutting non-personnel G&A expenses such as consulting and travel expenses, amongst others.

During the quarter, the Company registered a goodwill impairment in the amount of BRL 136.7 million in the SaaS business due to slower revenue growth in the medium and long terms on the back of a more challenging macroeconomic backdrop and a higher discount rate reflecting increased perceived risk. Including the non-cash impacts from the goodwill impairment and earn-out expenses, our reported EBITDA was negative BRL 189.1 million in the quarter and negative BRL 214.0 million in FY 2022.

Platform for unified end-to-end customer experience

Reports Q4 2022 and FY 2022 Results

FY 2022 Actual x Guidance

We are comparing the actual results with our FY 2022 Guidance, which was revised last quarter. While the revenue metrics were in the lower range of the guidance, all metrics related to profitability exceeded the top range. Normalized EBITDA guidance that was introduced in Q3 2022, also came above the top range of the guidance.

FY 2022 Actual x Guidance
	Actual	Guidance
Revenue (millions)	BRL $756.7	BRL $740 - $790
Y/Y Growth	23.6%	22% - 31%
CPaaS Revenue	BRL $496.2	BRL$490-515
SaaS Revenue	BRL $260.5	BRL$250-275
Non-GAAP Gross Margin	44%	38% - 40%
Y/Y Expansion	11.7p.p.	5.7p.p. - 7.7p.p.
CPaaS Non-GAAP Gross Margin	~31%	~27%
SaaS Non-GAAP Gross Margin	~68%	~65%

Normalized EBITDA(1) (millions)	BRL $23.5	BRL $10 - $15
(1) Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments and goodwill impairment. Please refer to our Financial Statement for EBITDA reconciliation.

 Introducing FY 2023 Guidance

FY 2023 Guidance
Revenue (millions)	BRL $830 - $870
Y/Y Growth	9% - 15%
CPaaS Revenue	BRL $490-500
SaaS Revenue	BRL $340-370

Non-GAAP Gross Margin	42% - 45%
Y/Y Expansion	-2.0p.p. - +1.0p.p.
CPaaS Non-GAAP Gross Margin	~26%
SaaS Non-GAAP Gross Margin	~63%

Normalized EBITDA(1) (millions)	BRL $70 - $90
(1) Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments and goodwill impairment. Please refer to our Financial Statement for EBITDA reconciliation.

Earnings Release and Conference Call

The Company will host a webcast on Wednesday, April 5, 2023, at 10:00 am ET to discuss its operational and financial metrics. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Platform for unified end-to-end customer experience

Reports Q4 2022 and FY 2022 Results

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

Forward-Looking Statements

The preliminary fourth quarter and full year operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

Platform for unified end-to-end customer experience

Reports Q4 2022 and FY 2022 Results

Our SaaS Portfolio

Zenvia has evolved its product portfolio organically and through acquisitions. Our platform now provides four SaaS solutions designed for each phase of customers’ journey, starting with the first interaction with the brand and all the way to a continuous relationship with the company. The SaaS segment carries higher gross margins and is the business from where most of our growth will come in the future. More than half of our margin already comes from our solutions, when nearly three years ago this percentage was zero.

Solution	Former	Focus
Zenvia Attraction	Zenvia Campaign	Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation
Zenvia Conversion	Sirena	Converting leads into sales using multiple communication channels
Zenvia Service	Movidesk	Enabling companies to provide amazing customer service with structured support across multiple channels
Zenvia Success	Sensedata	Enabling companies to continuously engage customers based on their individual context, promoting healthy and long-lasting relationships, transforming data into insights

Our SaaS solutions can be used alone or combined, allowing companies to start a program in a really simple way in a matter of minutes, or they can go all the way to a fully integrated, automated, and intelligent customer journey. We also provide CX Tools that can be used to integrate and automate the customer experiences in various ways. Our main tools are Application Programming Interface (APIs), a robot-like software program that performs automated, repetitive, pre-defined tasks (Bots), Natural-language understanding (NLU) and tools which enables Companies to manage documents securely and safely during the end-consumer journey (Docs). The Quantum platform connects all our solutions and tools with the client’s systems and processes. Companies can access our platform and start choosing from any solution or tool. As they go deeper into adopting multiple parts of the platform, we can break down all CX barriers and unlock the true potential for end customers.

Platform for unified end-to-end customer experience

Reports Q4 2022 and FY 2022 Results

SELECTED FINANCIAL DATA

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2022 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F

	Q4			FY
	2022	2021	Variation	2022	2021	Variation
	(non audited)	(non audited)		(non audited)	(audited)
	(in thousands of R$)		(%)	(in thousands of R$)		(%)
Revenue	174,886	190,263	-8.1%	756,715	612,324	23.6%
Cost of services	-85,423	-133,919	-36.2%	-467,803	-431,419	8.4%
Gross profit	89,463	56,344	58.8%	288,912	180,905	59.7%
Selling and marketing expenses	-28,857	-19,853	45.4%	-119,436	-80,367	48.6%
Administrative expenses	-39,960	-28,321	41.1%	-147,458	-154,999	-4.9%
Research and development expenses	-17,484	-30,208	-42.1%	-64,072	-46,308	38.4%
Allowance for credit losses	-2,748	-1,650	66.5%	-7,789	-6,303	23.6%
Goodwill impairment	-136,723	0	n.m	-136,723	0	n.m
Other income and expenses, net	-73,464	58,813	n.m	-102,424	60,572	n.m
Operating profit	-209,773	35,125	-697.2%	-288,990	-46,500	521.5%
Finance costs	-21,598	-13,960	54.7%	-77,245	-51,767	49.2%
Finance income	4,917	11,706	-58.0%	33,423	32,798	1.9%
Net finance costs	-16,681	-2,254	640.1%	-43,822	-18,969	131.0%
Loss before income tax and social contribution	-226,454	32,871	-788.9%	-332,812	-65,469	408.4%
Deferred income tax and social contribution	64,571	9,801	558.8%	91,249	23,313	291.4%
Current income tax and social contribution	-340	-400	-15.0%	-1,462	-2490	-41.3%
Loss for the period	-162,223	42,272	-483.8%	-243,025	-44,646	444.3%

Loss for the period attributable to Owners of the Company	-162,270	42,272	-483.9%	-243,029	-44,646	444.3%
Loss for the period attributable to non-controlling interests	-47	-	n.m	-4	-	n.m.

Platform for unified end-to-end customer experience

Reports Q4 2022 and FY 2022 Results

	Q4		FY
Cash Flow Statement	2022 (non-audited)	2021 (non-audited)	2022 (non-audited)	2021 (audited)
	(in thousands of BRL)
Net cash from (used in) operating activities	26,917	18,605	108,455	-97,260
Net cash used in investing activities	-8,422	84,069	-349,783	-351,051
Net cash from (used in) financing activities	-32,217	-139,453	-215,845	935,033
Exchange rate change on cash and cash equivalents	-7,128	9,108	-24,815	35,530
Net (decrease) increase in cash and cash equivalents	-20,850	-27,671	-481,988	522,252

	Dec 31, 2021 (audited)	December 31, 2022 (non-audited)
Assets
Current assets	766,059	313,184
Cash and cash equivalents	582,231	100,243
Financial Investment	-	8,160
Trade and other receivables	142,407	156,012
Tax assets	15,936	35,579
Derivative and Financial instruments	74	-
Prepayments	20,918	6,369
Other assets	4,493	6,821

Non-current assets	1,077,790	1,490,939
Tax assets	112	107
Prepayments	2,271	2,207
Financial Investment	7,005	-
Property, plant and equipment	15,732	19,590
Intangible assets and goodwill	1,050,357	1,377,232
Deferred Tax Assets	2,276	91,769
Other Assets	37	34

Total assets	1,843,849	1,804,123

Platform for unified end-to-end customer experience

Reports Q4 2022 and FY 2022 Results

	Dec 31, 2021 (audited)	December 31, 2022 (non-audited)
Liabilities
Current liabilities	429,883	476,337
Loans, borrowings and debentures	64,415	89,541
Trade and other payables	144,424	264,728
Liabilities from aquisitions	176,069	60,778
Tax liabilities	15,736	17,046
Employee benefits	21,926	35,039
Lease liabilities	2,220	1,992
Deferred revenue	4,582	6,873
Taxes to be paid in installments	511	340
Derivative and Financial Instruments	-	-

Non-current liabilities	210,764	374,546
Liabilities from acquisitions	60,220	290,852
Trade and other payables	936	1,092
Loans, borrowings and debentures	143,723	77,293
Lease liabilities	2,038	2,824
Provisions for tax, labor and civil risks	1,369	1,969
Deferred tax liabilities	1,756	-
Taxes to be paid in installments	722	454
Employee Benefits	-	62

Equity	1,203,202	953,240
Capital	957,523	957,525
Reserves	226,599	244,913
Translation reserve	34,638	9,485
Accumulated losses	(15,558)	(258,587)
Non-controlling interests	-	(96)
Total equity and liabilities	1,843,849	1,804,123

Platform for unified end-to-end customer experience

Reports Q4 2022 and FY 2022 Results

	Q4		FY
Reconciliation of Non-GAAP Gross Profit and Non-GAAP Gross Margin	2022 (non-audited)	2021 (non-audited)	2022 (non-audited)	2021 (audited)
	(in thousands of BRL)
Gross profit	89,463	56,344	288,912	180,905
(+) Amortization of intangible assets acquired from business combinations	13,033	5,720	44,043	16,985
Non-GAAP Gross Profit	102,496	62,064	332,955	197,890
Revenue	174,886	190,263	756,715	612,324
Gross margin	51.2%	29.6%	38.2%	29.5%
Non-GAAP Gross Margin	58.6%	32.6%	44.0%	32.3%

	Q4		FY
	2022 (non-audited)	2021 (non-audited)	2022 (non audited)	2021 (audited)
	(in thousand of R$)
EBITDA	-189,075	49,296	-213,996	-5,369
(+) Expenses related to IPO Grants	0	-576	0	46,449
(+) Goodwill impairment	136,723	0	136,723	0
Adjusted EBITDA	-52,352	48,720	-77,273	41,080
Earn-outs	75,386	-51,789	100,744	-40,049
Normalized EBITDA	23,034	-3,069	23,471	1,031

Indebtedness	Interest	December 31, 2021	December 31, 2022
(in thousands of BRL)
Working capital	100% CDI+2.40% to 5.46% and 8.60% to 12.95%	163,138	125,834
Debentures	18.16%	45,000	41,000
Total		208,138	166,834

Platform for unified end-to-end customer experience

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 4, 2023

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer